Exhibit 99.1

Former Senior Vice President of Autonomous Driving at VW Group Alexander Hitzinger
Joins Arbe Board of Directors

Hitzinger Brings Automotive and Self Driving Expertise to Arbe

Tel Aviv, Israel, May 9, 2022 — Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation Imaging Radar Solutions, announced today that Alexander Hitzinger, former VW Group Senior Vice President of Autonomous Driving and a member of the management board of Volkswagen Commercial Vehicles, has joined as a member of Arbe Board of Directors. Hitzinger brings automotive and self-driving expertise to Arbe.

“Alexander Hitzinger is joining Arbe’s Board of Directors with unparalleled experience in the highest positions of the automotive industry. For the past two decades, Alexander has been in the heart of decision making in some of the world’s leading automotive and new mobility firms, including Volkswaggen and Apple. His expertise spans nearly every area of the industry, from business to architecture, design, and engineering.” says Arbe Chief Executive Officer, Kobi Marenko. “We are honored to welcome Alexander to Arbe’s Board, and look forward to revolutionizing the radar industry and building a safer autonomous future together.”

At VW Group, Hitzinger led the Self Driving development, was a Member of the Management Board of Volkswagen Commercial Vehicles, and later served as Chief Executive Officer of Artemis GmbH, where he was the Chief Architect of the revolutionary new vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. Prior to his role at VW Group, Hitzinger held the position of Head of Product Design for Autonomous Transportation at Apple, where he was responsible for building and leading the automotive team at the company. He was also the Technical Director and Chief Engineer for the Porsche 919, which was the winner of 24 hours of Le Mans and the World Endurance Championship for three consecutive years. Hitzinger also serves as a Board Member and Advisor to multiple technology companies in the United States and Israel.

“I am very keen on advancing autonomous technologies, and it is clear to me that Arbe’s solution is nothing short of vital for the delivery of safe driver assist solutions and for the achievement of autonomous driving,” Hitzinger says. “I have been extremely impressed with Arbe’s team of experts and visionary leadership, and I am excited to join Arbe’s Board of Directors and to contribute to the revolution the company is leading in sensing technology.”

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Statements that are not historical facts, including any statements relating to the future market and Arbe’s position in the market described are forward-looking statements. You should carefully consider the risk factors and uncertainties described in “Risk Factors,” “Operating and Financial Review and Prospects” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s annual report on Form 20-F, as well as the other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media Contacts:

DeeDee Rudenstein, Propel Strategic Communications 267-521-9654, drudenstein@propelsc.com

Shlomit Hacohen, Arbe Robotics Ltd., +972-54-5422432, shlomit.h@arberobotics.com

Miri Segal-Scharia, Investor Relations, 917-607-8654, msegal@ms-ir.com

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